SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)


                               (Amendment No. __)*


                              New Ireland Fund Inc.
              -----------------------------------------------------
                                (Name of Issuer)

                                  common stock
              -----------------------------------------------------
                         (Title of Class of Securities)

                                    645673104
              -----------------------------------------------------
                                 (CUSIP Number)


                               31st December, 2007
              -----------------------------------------------------
             (Date of Event Which requires Filing of this Statement)



     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [X]  Rule 13d-1(b)

          [ ]  Rule 13d-1(c)

          [X]  Rule 13d-1(d)


----------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 9 Pages

CUSIP No. 645673104           Schedule 13G             Page 2 of 9 Pages


--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Bank of Ireland Asset Management Limited

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]

--------------------------------------------------------------------------------
3.   SEC USE ONLY



--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Republic of Ireland

--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          343,502
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            343,502
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     343,502

--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.29%

--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IA

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 645673104           Schedule 13G             Page 3 of 9 Pages


--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     The Governor and Company of the Bank of Ireland

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]

--------------------------------------------------------------------------------
3.   SEC USE ONLY



--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Republic of Ireland

--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          357,144
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            357,144
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     357,144

--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.57%

--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     HC

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 645673104           Schedule 13G             Page 4 of 9 Pages


--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     BIAM Holdings

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]

--------------------------------------------------------------------------------
3.   SEC USE ONLY



--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Republic of Ireland

--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY           357,144
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            357,144
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     357,144

--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.57%

--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     HC

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 645673104           Schedule 13G             Page 5 of 9 Pages


--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Bank of Ireland Asset Management (U.S.) Limited

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]

--------------------------------------------------------------------------------
3.   SEC USE ONLY



--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Republic of Ireland

--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          13,642
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            13,642
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,642

--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0.28%

--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     CO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 645673104           Schedule 13G             Page 6 of 9 Pages

--------------------------------------------------------------------------------
Item 1(a).  Name of Issuer:

                           The New Ireland Fund Inc.

--------------------------------------------------------------------------------
Item 1(b).  Address of Issuer's Principal Executive Offices:

                           The New Ireland Fund, Inc.
                           c/o PFPC Inc.
                           99 High Street
                           27th Floor
                           Boston, MA 02110
--------------------------------------------------------------------------------
Item 2.

(a)  Name of Person Filing.

This Statement is being filed by and on behalf of Bank of Ireland Asset Management Limited ("BIAML), The Governor and Company of the Bank of Ireland (the "Bank of Ireland"), BIAM Holdings("BIAMH") and Bank of Ireland Asset Management (U.S.) Limited ("BIAMUS") (collectively, the "Reporting Persons").


(b) Address of Principal Business Office:

The principal business address of BIAML and BIAMH is 40 Mespil Road, Dublin 4, Ireland.

The principal business address of Bank of Ireland is Head Office, Lower Baggot Street, Dublin 2, Ireland.

The principal business address of BIAMUS is 300 First Stamford Place, Stamford, Connecticut 06902, USA.


(c)  Citizenship or Place of  Organization:

Bank of Ireland, BIAML, BIAMH and BIAMUS are  Irish companies.


d) Title of Class of Securities:

This Statement relates to the shares of common stock, $.01 par value, of The New Ireland Fund Inc.

(e)  CUSIP Number: The CUSIP number is 645673104.

CUSIP No. 645673104            SCHEDULE 13G              Page 7 of 9 Pages


Item 3. If This  Statement is Filed  Pursuant to Rule  13d-1(b),  or 13d-2(b) or
(c), Check Whether the Person Filing is a:

     (a)  [ ]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [ ]  Insurance  company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [X]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]


Item 4.     Ownership.

(a) and (b). Amount Beneficially Owned and Percent of Class:

As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 357,144 shares of Common Stock which equates to approximately 7.57% of the outstanding shares(the percentage of shares of Common Stock owned being based upon 4,709,513 shares of Common Stock outstanding at December 31, 2007.

BIAML has direct beneficial ownership of the shares of Common Stock in the accounts for which it serves as the investment adviser under its investment management agreements.

BIAMUS has direct beneficial ownership of the shares of Common Stock which it it purchased to provide seed capital to the Issuer.

BIAMH, as the controlling member of BIAML and BIAMUS, may be deemed to possess beneficial ownership of the shares of Common Stock beneficially owned by BIAML and BIAMUS. Bank of Ireland, as the sole shareholder of BIAMH, may be deemed to possess beneficial ownership of the shares of Common Stock beneficially owned by BIAMH.

As used herein, "beneficial ownership" has the meaning set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

CUSIP No. 645673104             SCHEDULE 13G              Page 8 of 9 Pages


(c) Power to vote or dispose.

BIAML has the direct power to vote or direct the vote, and the direct power to dispose or direct the disposition, of 343,502 shares of Common Stock.

BIAMUS has the direct power to vote or direct the vote, and the direct power to dispose or direct the disposition, of 13,642 shares of Common Stock.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Not Applicable.


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

The item 3 classification of each Reporting Person is as follows:

BIAML is an Irish investment adviser regulated by the Financial
Regulator and is making this filing in accordance with Rule
13d-1(d).

BIAMUS, an affiliate of BIAML, is an investment adviser under Section 203 of the Investment Advisers Act,1940 and is making this filing in accordance with Rule 13d-1(b).

BIAMH is a parent holding company or control person of BIAML and BIAMUS and is making this filing in accordance with Rule 13d-1(d).

The Bank of Ireland is a parent holding company or control person of BIAMH and is making this filing in accordance with Rule 13d-1(d).



Item 8. Identification and Classification of Members of the Group.


Not Applicable



Item 9. Notice of Dissolution of Group.

Not Applicable.


Item 10.  Certifications.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 645673104             SCHEDULE 13-G              Page 9 of 9 Pages


                                   SIGNATURE.


After reasonable inquiry and to the best of its or his knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: 4 February, 2008



                              THE GOVERNOR AND COMPANY OF THE BANK OF IRELAND

                         By:  /s/ John Murphy
                              ----------------------------------
                              John Murphy
                              Group Head of Regulatory Risk & Compliance


                              BIAM Holdings

                         By:  /s/ Michael Sweeney
                              ----------------------------------
                              Michael Sweeney
                              Director


                              Bank of Ireland Asset Management Limited

                         By:  /s/ Peter Wood
                              ----------------------------------
                              Peter Wood
                              Director


                              Bank of Ireland Asset Management (U.S.) Limited

                         By:  /s/ Charles Lamb
                              ----------------------------------
                              Charles Lamb
                              Director



				JOINT FILING AGREEMENT


This JOINT FILING AGREEMENT is made and entered into by and among The Governor and Company of the Bank of Ireland, BIAM Holdings, Bank of Ireland Asset Management Limited and Bank of Ireland Asset Management (U.S.) Limited .

The parties to this Agreement hereby agree to prepare jointly and file timely (or otherwise deliver as appropriate) all filings on Schedule 13D and Schedule 13G (the "Filings") required to be filed by them pursunat to Section 13(d) or 13(g) under the Securities Exchange Act of 1934, as amended, with respect to their respective ownership of any securities of the New Ireland Fund Inc., that are required to be reported on any Filings. Each party to this Agreement further agrees and covenants to the other parties that it will fully cooperate with such other parties in the preparation and timely filing (and other delivery) of all such Filings.


Date: 4 February, 2008


                              THE GOVERNOR AND COMPANY OF THE BANK OF IRELAND

                         By:  /s/ John Murphy
                              ----------------------------------
                              John Murphy
                              Head of Group Regulatory & Operational Risk


                              BIAM Holdings

                         By:  /s/ Michael Sweeney
                              ----------------------------------
                              Michael Sweeney
                              Director


                              Bank of Ireland Asset Management Limited

                         By:  /s/ Peter Wood
                              ----------------------------------
                              Peter Wood
			      Director


                              Bank of Ireland Asset Management (U.S.) Limited

                         By:  /s/ Charles Lamb
                              ----------------------------------
                              Charles Lamb
                              Director